WashTec

03 JUL 31 AM 7:21

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States


03024933

SUPPL

Date, 23. July 2003

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of July 14th, 2003 concerning " WashTec AG appoints new board member".

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on *March 18, 1999.*

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Sincerely,

WashTec AG
(secretary)



Christine Baisley





Ad-Hoc release

WashTec appoints new Board member

Augsburg, July 14, 2003 - The Supervisory Board of WashTec AG has appointed Torsten Krüger (Dipl.-Ing.) new director in charge of Technology with immediate effect. He succeeds Dirk Brunnengräber, who resigned from his position for personal reasons. Dirk Brunnengräber will remain available to the company in an advisory capacity.

Most recently, Torsten Krüger (39) was Managing Director of Alto Deutschland GmbH and member of the management of the Danish Alto Group. He has comprehensive experience in cleaning technology.

WashTec AG
Argonstraße 7
D-86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Board:
Johannes Kehr (Speaker)
Dirk Brunnengräber
Sabine Decker
Jürgen Lauer

supervisory Board (Chair):
Alexander von Engelhardt

HRB 81
Amtsgericht Augsburg